Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549
October 10, 2011

RE:	Fresenius Medical Care AG & Co. KGaA File No.: 001-32749 Form 20-F for the Year Ended December 31, 2010, filed February 23, 2011 Letter of Comments dated September 14, 2011
Dear Ms Jenkins:
This confirms my telephone conversation on October 6, 2011 with Brian McAllister of your office regarding the above-referenced Staff comment letter. As I informed Mr. McAllister in the call, the Company is unable to respond to the Staff’s comments within the 10 business day period requested in the comment letter.
Confirming the information that I provided to your office, due to the extensive travel schedule of Dr. Lipps, the Company’s Chief Executive Officer, during the last two weeks of September, he was not able to attend to the comments immediately. Dr. Lipps addressed the comments upon his return and the Company is working diligently to prepare its response. For this reason, and as I requested during my discussion with Mr. McAllister, the Company requires an extension of time to respond and intends to provide its response to the Staff by October 19, 2011, the 10th business day following the Company’s initial discussion with your office regarding the comment letter.
If you have any questions, do not hesitate to contact me by telephone at 011-49-6172-609-2255, by fax at 011-49-6172-2280 or by email at Michael.brosnan@fmc-ag.com.
Thank you for your courtesy and cooperation in connection with the Company’s requested extension.
Sincerely yours,
Fresenius Medical Care AG & Co. KGaA
represented by Fresenius Medical Care
Management AG, its general partner

By:	/s/ Michael Brosnan Michael Brosnan
Chief Financial Officer